UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2019

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V., Y BLADEX DEVELOPMENT CORP., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDAD SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

BALANCE DE SITUACION	12 DE FEBRERO 2019
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DE DICIEMBRE 2017 A DICIEMBRE 2018
(En Miles de Balboas) *

	Variación		2017	2018
	Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	1,076,772.93	161.15	668,177.98	695,545.34	791,891.91	557,726.25	650,295.18	607,266.60	681,696.88	514,986.71	716,528.33	791,293.38	1,575,140.58	566,653.55	1,744,950.91
Depósitos Locales en Bancos	473.24	9.93	4,765.36	3,593.90	3,834.00	4,495.33	5,493.16	2,225.58	1,413.06	1,530.08	2,048.44	1,764.40	1,966.00	2,911.32	5,238.60
A la Vista	473.24	9.93	4,765.36	3,593.90	3,834.00	4,495.33	5,493.16	2,225.58	1,413.06	1,530.08	2,048.44	1,764.40	1,966.00	2,911.32	5,238.60
A Plazo	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	1,076,299.69	162.24	663,412.62	691,951.44	788,057.90	553,230.92	644,802.02	605,041.02	680,283.82	513,456.63	714,479.89	789,528.98	1,573,174.58	563,742.22	1,739,712.31
A la Vista	1,026,299.69	154.70	663,412.62	541,951.44	513,057.90	553,230.92	364,802.02	490,041.02	680,283.82	438,456.63	714,479.89	789,528.98	1,493,174.58	513,742.22	1,689,712.31
A Plazo	50,000.00	0.00	0.00	150,000.00	275,000.00	0.00	280,000.00	115,000.00	0.00	75,000.00	0.00	0.00	80,000.00	50,000.00	50,000.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CARTERA CREDITICIA	251,074.73	4.63	5,427,620.68	5,685,642.87	5,535,943.87	5,146,405.62	5,530,260.60	5,384,339.16	5,473,764.10	5,415,442.89	5,373,800.89	5,589,782.28	5,460,409.03	5,651,881.69	5,678,695.41
Locales	89,308.05	23.01	388,189.95	370,176.21	355,485.08	350,053.96	423,612.36	398,213.96	413,068.22	419,351.74	437,148.78	517,064.33	521,341.07	467,867.85	477,498.00
Extranjero	183,458.91	3.58	5,117,467.68	5,393,503.60	5,258,495.73	4,875,270.31	5,189,315.03	5,073,155.89	5,142,185.79	5,075,555.85	5,015,660.10	5,207,453.70	5,074,854.66	5,319,536.91	5,300,926.59
Menos Provisiones	21,692.24	27.80	78,036.94	78,036.94	78,036.94	78,918.66	82,666.79	87,030.69	81,489.92	79,464.71	79,008.00	134,735.75	135,786.70	135,523.07	99,729.18
Locales	702.14	17.51	4,009.73	4,009.73	4,009.73	3,875.01	4,017.14	3,909.35	3,839.38	3,865.21	3,890.83	4,805.37	4,758.95	4,605.46	4,711.87
Extranjero	20,990.10	28.35	74,027.21	74,027.21	74,027.21	75,043.65	78,649.66	83,121.34	77,650.53	75,599.50	75,117.17	129,930.38	131,027.75	130,917.61	95,017.31
INVERSIONES EN VALORES	18,955.15	18.20	104,172.28	95,698.16	95,471.95	102,528.68	100,973.33	101,635.77	109,307.84	109,637.47	108,271.15	108,636.00	109,475.22	120,154.87	123,127.43
Locales	16,019.10	86.89	18,436.62	18,419.22	18,399.79	17,882.03	17,863.76	20,846.09	21,327.92	21,137.31	21,119.29	21,100.78	20,628.85	29,348.18	34,455.72
Extranjero	2,879.88	3.35	85,932.21	77,452.20	77,245.72	84,816.28	83,279.58	80,967.91	88,128.40	88,646.89	87,299.00	87,682.34	88,992.03	90,956.75	88,812.09
Menos Provisiones	-56.16	-28.57	196.55	173.27	173.55	169.62	170.02	178.23	148.48	146.73	147.14	147.11	145.65	150.06	140.39
Locales	-36.56	-35.69	102.43	102.00	102.01	98.18	98.27	106.38	57.74	56.68	56.72	56.77	55.62	58.03	65.87
Extranjero	-19.60	-20.83	94.12	71.27	71.55	71.45	71.74	71.85	90.73	90.05	90.42	90.34	90.03	92.03	74.52
OTROS ACTIVOS	16,280.03	22.01	73,977.22	95,197.23	110,526.37	80,789.09	152,720.90	142,766.11	80,467.33	126,267.10	135,836.91	89,019.18	127,574.03	133,089.92	90,257.24
Locales	16,968.74	56.39	30,093.26	42,622.27	46,876.19	23,984.07	28,567.99	27,528.54	40,359.81	31,471.10	39,513.48	35,978.66	43,017.49	37,878.45	47,062.00
Extranjero	-688.71	-1.57	43,883.96	52,574.96	63,650.18	56,805.02	124,152.92	115,237.57	40,107.53	94,796.00	96,323.43	53,040.52	84,556.55	95,211.47	43,195.25
TOTAL DE ACTIVOS	1,363,082.83	21.73	6,273,948.16	6,572,083.60	6,533,834.10	5,887,449.64	6,434,250.01	6,236,007.63	6,345,236.15	6,166,334.17	6,334,437.28	6,578,730.83	7,272,598.86	6,471,780.03	7,637,031.00
DEPOSITOS	41,977.53	1.43	2,928,844.45	3,427,801.19	3,201,720.77	2,814,214.59	3,280,077.26	3,185,639.79	2,989,001.68	2,910,263.51	2,909,057.05	2,777,534.67	2,793,296.07	2,129,626.90	2,970,821.98
Locales	-135,928.86	-25.34	536,329.90	496,493.19	440,175.97	470,426.67	373,282.35	509,314.35	488,008.72	399,560.67	392,509.74	397,519.53	420,755.96	292,283.69	400,401.04
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	-25,192.85	-12.58	200,316.39	200,944.61	200,058.47	200,238.66	175,064.10	235,043.22	235,606.32	175,026.01	190,040.36	190,055.80	190,230.45	110,074.78	175,123.54
A la Vista	-266.12	-84.11	316.39	944.61	58.47	238.66	64.10	42.97	248.15	25.77	40.36	55.80	230.45	74.78	50.27
A Plazo	-24,926.73	-12.46	200,000.00	200,000.00	200,000.00	200,000.00	175,000.00	235,000.25	235,358.18	175,000.25	190,000.00	190,000.00	190,000.00	110,000.00	175,073.27
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	-110,736.01	-32.96	336,013.51	295,548.58	240,117.50	270,188.00	198,218.25	274,271.13	252,402.40	224,534.66	202,469.39	207,463.73	230,525.52	182,208.90	225,277.50
A la Vista	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-110,736.01	-32.96	336,013.51	295,548.58	240,117.50	270,188.00	198,218.25	274,271.13	252,402.40	224,534.66	202,469.39	207,463.73	230,525.52	182,208.90	225,277.50
Extranjero	177,906.40	7.44	2,392,514.55	2,931,308.00	2,761,544.80	2,343,787.92	2,906,794.92	2,676,325.44	2,500,992.96	2,510,702.84	2,516,547.31	2,380,015.14	2,372,540.10	1,837,343.22	2,570,420.94
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	30,562.77	16.50	185,255.00	79,899.86	97,465.91	246,868.78	144,574.65	166,766.66	183,907.45	100,961.09	165,700.89	148,777.47	120,190.94	122,795.84	215,817.78
A la Vista	10,466.66	1972.96	530.51	1,340.81	954.08	1,245.85	990.08	1,658.88	1,571.41	308.70	5,821.79	1,117.05	317.41	2,088.92	10,997.17
A Plazo	20,096.11	10.88	184,724.50	78,559.05	96,511.83	245,622.93	143,584.58	165,107.78	182,336.05	100,652.39	159,879.10	147,660.41	119,873.53	120,706.92	204,820.61
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	147,343.62	6.68	2,207,259.55	2,851,408.14	2,664,078.88	2,096,919.14	2,762,220.26	2,509,558.78	2,317,085.50	2,409,741.75	2,350,846.42	2,231,237.67	2,252,349.16	1,714,547.38	2,354,603.17
A la Vista	119,116.71	146.66	81,216.87	194,779.91	129,558.53	40,516.08	116,700.40	20,111.02	18,181.14	76,625.16	14,942.41	76,957.97	19,489.30	94,820.31	200,333.57
A Plazo	28,226.91	1.33	2,126,042.68	2,656,628.23	2,534,520.36	2,056,403.07	2,645,519.87	2,489,447.77	2,298,904.37	2,333,116.59	2,335,904.01	2,154,279.71	2,232,859.86	1,619,727.06	2,154,269.59
OBLIGACIONES	1,346,647.37	60.89	2,211,566.62	2,018,464.29	2,198,097.66	1,950,191.30	1,956,817.10	1,863,957.07	2,218,141.75	2,070,020.60	2,237,876.01	2,701,322.18	3,323,448.72	3,184,668.63	3,558,213.99
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	1,346,647.37	60.89	2,211,566.62	2,018,464.29	2,198,097.66	1,950,191.30	1,956,817.10	1,863,957.07	2,218,141.75	2,070,020.60	2,237,876.01	2,701,322.18	3,323,448.72	3,184,668.63	3,558,213.99
OTROS PASIVOS	21,941.15	26.34	83,303.84	80,758.51	81,759.01	68,338.68	155,323.15	137,204.76	82,138.54	140,050.57	135,555.89	101,579.12	164,611.32	157,679.46	105,245.00
Locales	-1,993.83	-10.79	18,473.17	19,004.55	17,563.67	21,654.93	24,449.82	31,522.06	22,513.22	26,582.39	26,642.92	24,727.09	42,015.24	26,035.27	16,479.34
Extranjero	23,934.99	36.92	64,830.67	61,753.96	64,195.34	46,683.76	130,873.33	105,682.71	59,625.32	113,468.18	108,912.97	76,852.03	122,596.08	131,644.19	88,765.65
PATRIMONIO	-47,483.22	-4.52	1,050,233.25	1,045,059.62	1,052,256.66	1,054,705.07	1,042,032.50	1,049,206.01	1,055,954.19	1,045,999.49	1,051,948.33	998,294.87	991,242.75	999,805.05	1,002,750.03
Capital	2,217.18	0.66	336,533.54	336,879.12	337,012.70	339,489.19	339,957.18	340,114.10	340,264.13	337,980.28	338,136.59	338,286.86	338,444.15	338,595.42	338,750.73
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15
Otras Reservas	7,095.19	5.49	129,331.85	130,788.29	131,914.35	129,552.19	130,375.65	128,224.42	124,892.82	125,466.18	124,828.50	110,822.77	115,074.26	114,169.17	136,427.05
Provisiones Dinámicas	27,262.39	25.07	108,756.19	108,756.19	108,756.19	108,756.19	108,756.19	108,756.19	108,756.19	108,756.19	108,756.19	108,756.19	108,756.19	108,756.19	136,018.57
Otras Reservas	-20,167.20	-98.01	20,575.67	22,032.10	23,158.17	20,796.00	21,619.46	19,468.23	16,136.63	16,710.00	16,072.32	2,066.58	6,318.07	5,412.98	408.47
Utilidad de Periodos Anteriores	17,029.87	4.21	404,333.66	474,005.02	474,001.17	475,729.70	459,482.29	459,564.99	464,051.08	448,824.25	448,757.71	464,005.42	445,447.03	445,447.03	421,363.53
Utilidad de Periodo	-73,001.69	-86.06	84,829.99	8,127.59	14,125.82	14,870.95	17,386.30	26,653.30	32,140.24	39,261.24	46,226.98	-8,880.89	-1,772.61	7,160.58	11,828.29
Ganancia o Perdida en Valores Disponible para la venta	-823.77	13845.10	-5.95	49.44	-7.54	-147.11	-379.08	-560.96	-604.23	-742.62	-1,211.62	-1,149.44	-1,160.23	-777.31	-829.72
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	1,363,082.83	21.73	6,273,948.16	6,572,083.60	6,533,834.10	5,887,449.64	6,434,250.01	6,236,007.63	6,345,236.15	6,166,334.17	6,334,437.28	6,578,730.83	7,272,598.86	6,471,780.03	7,637,031.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A DE C.V., BLADEX DEVELOPMENT CORP., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDAD SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

ESTADO DE RESULTADO	12 DE FEBRERO 2019
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DE DICIEMBRE 2017 A DICIEMBRE 2018
(En Miles de Balboas) *

	2017	2018
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	225,785.32	19,323.22	18,070.17	20,030.80	20,265.13	21,372.53	20,274.22	22,139.89	22,364.85	20,511.06	24,755.80	23,898.79	25,455.84	258,462.30
Préstamos	213,325.90	18,193.23	16,966.22	18,730.21	18,971.96	20,020.76	19,037.04	20,558.60	21,198.97	19,385.12	22,167.76	21,405.57	23,340.72	239,976.16
Depósitos	9,967.73	918.85	919.24	1,088.06	1,087.37	1,125.70	1,005.22	1,328.42	912.66	883.34	2,331.66	2,207.08	1,779.89	15,587.48
Inversiones	2,491.70	211.14	184.71	212.53	205.80	226.07	231.96	252.88	253.23	242.60	256.37	286.14	335.23	2,898.66
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	106,322.94	10,162.10	9,766.23	10,937.16	11,058.75	11,710.88	11,269.30	12,427.39	12,471.09	12,841.29	15,416.27	14,936.98	15,811.15	148,808.58
Intereses Pagados	106,264.34	10,152.43	9,761.64	10,933.06	11,054.49	11,710.87	11,264.20	12,419.06	12,465.62	12,840.08	15,415.95	14,932.57	15,796.50	148,746.49
Comisiones	58.60	9.67	4.58	4.10	4.26	0.01	5.10	8.33	5.47	1.20	0.32	4.40	14.64	62.09
Ingreso Neto de Intereses	119,462.38	9,161.12	8,303.94	9,093.65	9,206.38	9,661.65	9,004.92	9,712.50	9,893.76	7,669.77	9,339.53	8,961.81	9,644.69	109,653.72
Otros Ingresos	187,102.90	21,827.92	9,319.88	9,838.05	12,974.73	15,460.11	8,801.50	9,300.14	8,165.39	5,866.56	12,660.45	7,476.95	10,758.94	132,450.62
Comisiones	17,544.82	1,089.59	965.12	1,020.94	1,488.70	1,376.19	2,175.49	1,189.93	1,049.93	1,463.75	950.22	2,403.12	2,065.48	17,238.47
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	169,558.08	20,738.34	8,354.76	8,817.10	11,486.04	14,083.92	6,626.00	8,110.21	7,115.46	4,402.82	11,710.23	5,073.83	8,693.46	115,212.15
Ingresos de Operaciones	306,565.28	30,989.04	17,623.81	18,931.69	22,181.11	25,121.76	17,806.41	19,012.64	18,059.15	13,536.34	21,999.98	16,438.76	20,403.64	242,104.34
Egresos Generales	211,839.33	22,714.24	11,470.06	16,558.47	15,921.30	17,013.78	13,134.60	12,237.97	11,313.83	12,942.71	14,689.80	7,800.45	16,963.88	172,761.08
Gastos Administrativos	29,583.12	1,400.78	1,890.84	6,934.85	2,475.29	1,623.85	2,802.66	1,881.06	1,995.43	2,233.15	2,010.67	1,908.59	3,926.61	31,083.78
Gastos Generales	7,165.75	293.03	400.48	411.77	967.21	367.89	473.85	417.25	659.59	418.76	694.01	435.52	1,185.09	6,724.43
Gastos de Depreciación	2,192.28	141.84	262.15	198.83	198.71	197.99	203.50	198.24	197.24	196.40	141.12	153.66	148.20	2,237.87
Otros Gastos	172,898.17	20,878.59	8,916.60	9,013.01	12,280.10	14,824.05	9,654.60	9,741.42	8,461.57	10,094.40	11,844.00	5,302.69	11,703.97	132,714.99
Utilidad antes de Provisiones	94,725.96	8,274.80	6,153.75	2,373.23	6,259.81	8,107.98	4,671.81	6,774.68	6,745.32	593.63	7,310.18	8,638.31	3,439.76	69,343.26
Provisiones por Cuentas Malas	9,661.44	147.21	155.52	1,628.10	3,744.45	-1,159.02	-815.14	-346.32	-220.42	55,701.50	201.90	-294.88	-1,227.95	57,514.96
Utilidad del Periodo	85,064.51	8,127.59	5,998.23	745.13	2,515.35	9,267.00	5,486.94	7,121.00	6,965.74	-55,107.87	7,108.28	8,933.20	4,667.71	11,828.29

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V., AND BLADEX DEVELOPMENT CORP., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE . WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

BALANCE SHEET	FEBRUARY 12 2019
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2017 - DECEMBER 2018
(In Thousand Balboas) *

	Absolute		2017	2018
	Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	1,076,772.93	161.15	668,177.98	695,545.34	791,891.91	557,726.25	650,295.18	607,266.60	681,696.88	514,986.71	716,528.33	791,293.38	1,575,140.58	566,653.55	1,744,950.91
Local Deposits in Banks	473.24	9.93	4,765.36	3,593.90	3,834.00	4,495.33	5,493.16	2,225.58	1,413.06	1,530.08	2,048.44	1,764.40	1,966.00	2,911.32	5,238.60
Demand	473.24	9.93	4,765.36	3,593.90	3,834.00	4,495.33	5,493.16	2,225.58	1,413.06	1,530.08	2,048.44	1,764.40	1,966.00	2,911.32	5,238.60
Time	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	1,076,299.69	162.24	663,412.62	691,951.44	788,057.90	553,230.92	644,802.02	605,041.02	680,283.82	513,456.63	714,479.89	789,528.98	1,573,174.58	563,742.22	1,739,712.31
Demand	1,026,299.69	154.70	663,412.62	541,951.44	513,057.90	553,230.92	364,802.02	490,041.02	680,283.82	438,456.63	714,479.89	789,528.98	1,493,174.58	513,742.22	1,689,712.31
Time	50,000.00	0.00	0.00	150,000.00	275,000.00	0.00	280,000.00	115,000.00	0.00	75,000.00	0.00	0.00	80,000.00	50,000.00	50,000.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CREDIT PORTFOLIO	251,074.73	4.63	5,427,620.68	5,685,642.87	5,535,943.87	5,146,405.62	5,530,260.60	5,384,339.16	5,473,764.10	5,415,442.89	5,373,800.89	5,589,782.28	5,460,409.03	5,651,881.69	5,678,695.41
Local	89,308.05	23.01	388,189.95	370,176.21	355,485.08	350,053.96	423,612.36	398,213.96	413,068.22	419,351.74	437,148.78	517,064.33	521,341.07	467,867.85	477,498.00
Foreign	183,458.91	3.58	5,117,467.68	5,393,503.60	5,258,495.73	4,875,270.31	5,189,315.03	5,073,155.89	5,142,185.79	5,075,555.85	5,015,660.10	5,207,453.70	5,074,854.66	5,319,536.91	5,300,926.59
Less Allowance	21,692.24	27.80	78,036.94	78,036.94	78,036.94	78,918.66	82,666.79	87,030.69	81,489.92	79,464.71	79,008.00	134,735.75	135,786.70	135,523.07	99,729.18
Local	702.14	17.51	4,009.73	4,009.73	4,009.73	3,875.01	4,017.14	3,909.35	3,839.38	3,865.21	3,890.83	4,805.37	4,758.95	4,605.46	4,711.87
Foreign	20,990.10	28.35	74,027.21	74,027.21	74,027.21	75,043.65	78,649.66	83,121.34	77,650.53	75,599.50	75,117.17	129,930.38	131,027.75	130,917.61	95,017.31
INVESTMENT SECURITIES	18,955.15	18.20	104,172.28	95,698.16	95,471.95	102,528.68	100,973.33	101,635.77	109,307.84	109,637.47	108,271.15	108,636.00	109,475.22	120,154.87	123,127.43
Local	16,019.10	86.89	18,436.62	18,419.22	18,399.79	17,882.03	17,863.76	20,846.09	21,327.92	21,137.31	21,119.29	21,100.78	20,628.85	29,348.18	34,455.72
Foreign	2,879.88	3.35	85,932.21	77,452.20	77,245.72	84,816.28	83,279.58	80,967.91	88,128.40	88,646.89	87,299.00	87,682.34	88,992.03	90,956.75	88,812.09
Less Allowance	-56.16	-28.57	196.55	173.27	173.55	169.62	170.02	178.23	148.48	146.73	147.14	147.11	145.65	150.06	140.39
Local	-36.56	-35.69	102.43	102.00	102.01	98.18	98.27	106.38	57.74	56.68	56.72	56.77	55.62	58.03	65.87
Foreign	-19.60	-20.83	94.12	71.27	71.55	71.45	71.74	71.85	90.73	90.05	90.42	90.34	90.03	92.03	74.52
OTHER ASSETS	16,280.03	22.01	73,977.22	95,197.23	110,526.37	80,789.09	152,720.90	142,766.11	80,467.33	126,267.10	135,836.91	89,019.18	127,574.03	133,089.92	90,257.24
Local	16,968.74	56.39	30,093.26	42,622.27	46,876.19	23,984.07	28,567.99	27,528.54	40,359.81	31,471.10	39,513.48	35,978.66	43,017.49	37,878.45	47,062.00
Foreign	-688.71	-1.57	43,883.96	52,574.96	63,650.18	56,805.02	124,152.92	115,237.57	40,107.53	94,796.00	96,323.43	53,040.52	84,556.55	95,211.47	43,195.25
TOTAL ASSETS	1,363,082.83	21.73	6,273,948.16	6,572,083.60	6,533,834.10	5,887,449.64	6,434,250.01	6,236,007.63	6,345,236.15	6,166,334.17	6,334,437.28	6,578,730.83	7,272,598.86	6,471,780.03	7,637,031.00
DEPOSITS	41,977.53	1.43	2,928,844.45	3,427,801.19	3,201,720.77	2,814,214.59	3,280,077.26	3,185,639.79	2,989,001.68	2,910,263.51	2,909,057.05	2,777,534.67	2,793,296.07	2,129,626.90	2,970,821.98
Local	-135,928.86	-25.34	536,329.90	496,493.19	440,175.97	470,426.67	373,282.35	509,314.35	488,008.72	399,560.67	392,509.74	397,519.53	420,755.96	292,283.69	400,401.04
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	-25,192.85	-12.58	200,316.39	200,944.61	200,058.47	200,238.66	175,064.10	235,043.22	235,606.32	175,026.01	190,040.36	190,055.80	190,230.45	110,074.78	175,123.54
Demand	-266.12	-84.11	316.39	944.61	58.47	238.66	64.10	42.97	248.15	25.77	40.36	55.80	230.45	74.78	50.27
Time	-24,926.73	-12.46	200,000.00	200,000.00	200,000.00	200,000.00	175,000.00	235,000.25	235,358.18	175,000.25	190,000.00	190,000.00	190,000.00	110,000.00	175,073.27
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	-110,736.01	-32.96	336,013.51	295,548.58	240,117.50	270,188.00	198,218.25	274,271.13	252,402.40	224,534.66	202,469.39	207,463.73	230,525.52	182,208.90	225,277.50
Demand	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	-110,736.01	-32.96	336,013.51	295,548.58	240,117.50	270,188.00	198,218.25	274,271.13	252,402.40	224,534.66	202,469.39	207,463.73	230,525.52	182,208.90	225,277.50
Foreign	177,906.40	7.44	2,392,514.55	2,931,308.00	2,761,544.80	2,343,787.92	2,906,794.92	2,676,325.44	2,500,992.96	2,510,702.84	2,516,547.31	2,380,015.14	2,372,540.10	1,837,343.22	2,570,420.94
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	30,562.77	16.50	185,255.00	79,899.86	97,465.91	246,868.78	144,574.65	166,766.66	183,907.45	100,961.09	165,700.89	148,777.47	120,190.94	122,795.84	215,817.78
Demand	10,466.66	1,972.96	530.51	1,340.81	954.08	1,245.85	990.08	1,658.88	1,571.41	308.70	5,821.79	1,117.05	317.41	2,088.92	10,997.17
Time	20,096.11	10.88	184,724.50	78,559.05	96,511.83	245,622.93	143,584.58	165,107.78	182,336.05	100,652.39	159,879.10	147,660.41	119,873.53	120,706.92	204,820.61
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	147,343.62	6.68	2,207,259.55	2,851,408.14	2,664,078.88	2,096,919.14	2,762,220.26	2,509,558.78	2,317,085.50	2,409,741.75	2,350,846.42	2,231,237.67	2,252,349.16	1,714,547.38	2,354,603.17
Demand	119,116.71	146.66	81,216.87	194,779.91	129,558.53	40,516.08	116,700.40	20,111.02	18,181.14	76,625.16	14,942.41	76,957.97	19,489.30	94,820.31	200,333.57
Time	28,226.91	1.33	2,126,042.68	2,656,628.23	2,534,520.36	2,056,403.07	2,645,519.87	2,489,447.77	2,298,904.37	2,333,116.59	2,335,904.01	2,154,279.71	2,232,859.86	1,619,727.06	2,154,269.59
BORROWINGS	1,346,647.37	60.89	2,211,566.62	2,018,464.29	2,198,097.66	1,950,191.30	1,956,817.10	1,863,957.07	2,218,141.75	2,070,020.60	2,237,876.01	2,701,322.18	3,323,448.72	3,184,668.63	3,558,213.99
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	1,346,647.37	60.89	2,211,566.62	2,018,464.29	2,198,097.66	1,950,191.30	1,956,817.10	1,863,957.07	2,218,141.75	2,070,020.60	2,237,876.01	2,701,322.18	3,323,448.72	3,184,668.63	3,558,213.99
OTHER LIABILITIES	21,941.15	26.34	83,303.84	80,758.51	81,759.01	68,338.68	155,323.15	137,204.76	82,138.54	140,050.57	135,555.89	101,579.12	164,611.32	157,679.46	105,245.00
Local	-1,993.83	-10.79	18,473.17	19,004.55	17,563.67	21,654.93	24,449.82	31,522.06	22,513.22	26,582.39	26,642.92	24,727.09	42,015.24	26,035.27	16,479.34
Foreign	23,934.99	36.92	64,830.67	61,753.96	64,195.34	46,683.76	130,873.33	105,682.71	59,625.32	113,468.18	108,912.97	76,852.03	122,596.08	131,644.19	88,765.65
STOCKHOLDERS´ EQUITY	-47,483.22	-4.52	1,050,233.25	1,045,059.62	1,052,256.66	1,054,705.07	1,042,032.50	1,049,206.01	1,055,954.19	1,045,999.49	1,051,948.33	998,294.87	991,242.75	999,805.05	1,002,750.03
Capital	2,217.18	0.66	336,533.54	336,879.12	337,012.70	339,489.19	339,957.18	340,114.10	340,264.13	337,980.28	338,136.59	338,286.86	338,444.15	338,595.42	338,750.73
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15
Other Reserves	7,095.19	5.49	129,331.85	130,788.29	131,914.35	129,552.19	130,375.65	128,224.42	124,892.82	125,466.18	124,828.50	110,822.77	115,074.26	114,169.17	136,427.05
Dynamic Provision	27,262.39	25.07	108,756.19	108,756.19	108,756.19	108,756.19	108,756.19	108,756.19	108,756.19	108,756.19	108,756.19	108,756.19	108,756.19	108,756.19	136,018.57
Other Reserves	-20,167.20	-98.01	20,575.67	22,032.10	23,158.17	20,796.00	21,619.46	19,468.23	16,136.63	16,710.00	16,072.32	2,066.58	6,318.07	5,412.98	408.47
Retained Earnings	17,029.87	4.21	404,333.66	474,005.02	474,001.17	475,729.70	459,482.29	459,564.99	464,051.08	448,824.25	448,757.71	464,005.42	445,447.03	445,447.03	421,363.53
Net Income	-73,001.69	-86.06	84,829.99	8,127.59	14,125.82	14,870.95	17,386.30	26,653.30	32,140.24	39,261.24	46,226.98	-8,880.89	-1,772.61	7,160.58	11,828.29
Gain or Loss in Securities available for sale	-823.77	13,845.10	-5.95	49.44	-7.54	-147.11	-379.08	-560.96	-604.23	-742.62	-1,211.62	-1,149.44	-1,160.23	-777.31	-829.72
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	1,363,082.83	21.73	6,273,948.16	6,572,083.60	6,533,834.10	5,887,449.64	6,434,250.01	6,236,007.63	6,345,236.15	6,166,334.17	6,334,437.28	6,578,730.83	7,272,598.86	6,471,780.03	7,637,031.00

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V., AND BLADEX DEVELOPMENT CORP., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE . WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

INCOME STATEMENT	FEBRUARY 12 2019
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2017 - DECEMBER 2018
(In Thousand Balboas) *

	2017	2018
	December	January	February	March	April	May	June	July	August	September	October	November	December	Year to date
Interest Income	225,785.32	19,323.22	18,070.17	20,030.80	20,265.13	21,372.53	20,274.22	22,139.89	22,364.85	20,511.06	24,755.80	23,898.79	25,455.84	258,462.30
Loans	213,325.90	18,193.23	16,966.22	18,730.21	18,971.96	20,020.76	19,037.04	20,558.60	21,198.97	19,385.12	22,167.76	21,405.57	23,340.72	239,976.16
Deposits	9,967.73	918.85	919.24	1,088.06	1,087.37	1,125.70	1,005.22	1,328.42	912.66	883.34	2,331.66	2,207.08	1,779.89	15,587.48
Investments	2,491.70	211.14	184.71	212.53	205.80	226.07	231.96	252.88	253.23	242.60	256.37	286.14	335.23	2,898.66
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	106,322.94	10,162.10	9,766.23	10,937.16	11,058.75	11,710.88	11,269.30	12,427.39	12,471.09	12,841.29	15,416.27	14,936.98	15,811.15	148,808.58
Interest	106,264.34	10,152.43	9,761.64	10,933.06	11,054.49	11,710.87	11,264.20	12,419.06	12,465.62	12,840.08	15,415.95	14,932.57	15,796.50	148,746.49
Commissions	58.60	9.67	4.58	4.10	4.26	0.01	5.10	8.33	5.47	1.20	0.32	4.40	14.64	62.09
Net Interest Income	119,462.38	9,161.12	8,303.94	9,093.65	9,206.38	9,661.65	9,004.92	9,712.50	9,893.76	7,669.77	9,339.53	8,961.81	9,644.69	109,653.72
Other Income	187,102.90	21,827.92	9,319.88	9,838.05	12,974.73	15,460.11	8,801.50	9,300.14	8,165.39	5,866.56	12,660.45	7,476.95	10,758.94	132,450.62
Commissions	17,544.82	1,089.59	965.12	1,020.94	1,488.70	1,376.19	2,175.49	1,189.93	1,049.93	1,463.75	950.22	2,403.12	2,065.48	17,238.47
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	169,558.08	20,738.34	8,354.76	8,817.10	11,486.04	14,083.92	6,626.00	8,110.21	7,115.46	4,402.82	11,710.23	5,073.83	8,693.46	115,212.15
Operating Income	306,565.28	30,989.04	17,623.81	18,931.69	22,181.11	25,121.76	17,806.41	19,012.64	18,059.15	13,536.34	21,999.98	16,438.76	20,403.64	242,104.34
Operating Expenses	211,839.33	22,714.24	11,470.06	16,558.47	15,921.30	17,013.78	13,134.60	12,237.97	11,313.83	12,942.71	14,689.80	7,800.45	16,963.88	172,761.08
Administrative expenses	29,583.12	1,400.78	1,890.84	6,934.85	2,475.29	1,623.85	2,802.66	1,881.06	1,995.43	2,233.15	2,010.67	1,908.59	3,926.61	31,083.78
General expenses	7,165.75	293.03	400.48	411.77	967.21	367.89	473.85	417.25	659.59	418.76	694.01	435.52	1,185.09	6,724.43
Depreciation	2,192.28	141.84	262.15	198.83	198.71	197.99	203.50	198.24	197.24	196.40	141.12	153.66	148.20	2,237.87
Other expenses	172,898.17	20,878.59	8,916.60	9,013.01	12,280.10	14,824.05	9,654.60	9,741.42	8,461.57	10,094.40	11,844.00	5,302.69	11,703.97	132,714.99
Net Income before provision for loan losses	94,725.96	8,274.80	6,153.75	2,373.23	6,259.81	8,107.98	4,671.81	6,774.68	6,745.32	593.63	7,310.18	8,638.31	3,439.76	69,343.26
Provision for loan losses	9,661.44	147.21	155.52	1,628.10	3,744.45	-1,159.02	-815.14	-346.32	-220.42	55,701.50	201.90	-294.88	-1,227.95	57,514.96
Net Income	85,064.51	8,127.59	5,998.23	745.13	2,515.35	9,267.00	5,486.94	7,121.00	6,965.74	-55,107.87	7,108.28	8,933.20	4,667.71	11,828.29

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).